FOR IMMEDIATE RELEASE

October 26, 2007

ADVANTEST CORPORATION

(Toshio Maruyama, President and CEO)

(Stock Code Number: 6857, TSE first section)

(Ticker Symbol: ATE, NYSE)

CONTACT:

Hiroshi Nakamura

(Executive Officer & Senior Vice President, Financial Group)

Phone: +81-(0)3-3214-7500

Notice with Respect to Repurchase of Shares

(Pursuant to the Articles of Incorporation in accordance with

Article 459, Paragraph 1 of the Company Law)

Tokyo –October 26, 2007 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors today to repurchase its own shares pursuant to the Articles of Incorporation in accordance with Article 459, Paragraph 1 of the Company Law under the terms set forth below.

1. Reasons for repurchase of shares

To distribute profits to shareholders pursuant to the Company’s basic policies regarding the distribution of profits and to improve capital efficiency.

2. Scope of repurchase

(1)	Class of shares to be repurchased	Common stock
(2)	Aggregate number of shares to be repurchased	Not exceeding 5.5 million shares (2.8% of total outstanding shares including treasury stock)
(3)	Aggregate price of shares to be repurchased	Not exceeding 20 billion yen
(4)	Period for share repurchase	From October 29, 2007 to December 28, 2007

(For Reference) Treasury stock held by the Company as of September 30, 2007

(1)	Number of total issued and outstanding shares (excluding treasury stock)	184,126,673 shares
(2)	Number of treasury stock	15,440,097 shares